Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

March 2021

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated March 24, 2021, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.

(Registrant)
Date: March 24, 2021	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

The Hague – March 24, 2021

Aegon’s Chief Human Resources Officer Carla Mahieu to step down

Aegon announced today that Carla Mahieu, Aegon’s Chief HR Officer, has decided to step down, effective June 1, 2021.

Carla joined Aegon in 2010 and became a member of the Management Board in 2016. Before Aegon, she held various HR leadership roles at Philips and Shell. After more than a decade in the role, Carla has decided to enter a new phase in her career and has recently been nominated as member of the Supervisory Boards of Arcadis and DSM, next to her role as Supervisory Board member for VodafoneZiggo.

Lard Friese, CEO of Aegon N.V., said: “Having been the first global Chief HR Officer for Aegon, Carla established a professional and well-functioning HR function across the company. She has been pivotal in putting people and organization on the strategic agenda.”

“On behalf of the entire organization, I would like to thank Carla for her valuable contribution and wish her all the best in the future.”

The process to identify her successor is well underway. Further announcements will be made when appropriate.

About Aegon

Aegon’s roots go back more than 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

Contacts
Media relations	Investor relations
Dick Schiethart	Jan Willem Weidema

+31(0) 70 344 8821	+31(0) 70 344 8028
dick.schiethart@aegon.com	janwillem.weidema@aegon.com